Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) of Mobile Mini, Inc. for the registration of an indeterminate principal amount of debt securities, common stock, preferred stock, warrants and depositary shares of Mobile Mini, Inc. as may from time to time be issued at indeterminate prices, with an aggregate offering price not to exceed $300,000,000, and to the incorporation by reference therein of our reports dated February 28, 2008, with respect to the consolidated financial statements and schedule of Mobile Mini, Inc., and the effectiveness of internal control over financial reporting of Mobile Mini, Inc., included in its Annual Report as amended (Form 10-K/A) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Phoenix, Arizona
December 17, 2008